245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 18, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investment Trust (the trust): File Nos. 002-90649 and 811-04008 Fidelity Emerging Markets Fund (the fund(s)) Post-Effective Amendment No. 187

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 187 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register  new classes for the fund: Class A for Fidelity Emerging Markets Fund, Class M for Fidelity Emerging Markets Fund, Class C for Fidelity Emerging Markets Fund, Class I for Fidelity Emerging Markets Fund, and Class Z for Fidelity Emerging Markets Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of February 16, 2021.  We request your comments by January 19, 2021.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group